Exhibit 99.4

May 28, 2024
File: 7273 001

Gold Royalty Corp.

Suite 1830, 1188 West Georgia Street

Vancouver, British Columbia

Canada V6E 4A2

Re:	Gold Royalty Corp. – Registration Statement on Form F-3

We have acted as Canadian counsel to Gold Royalty Corp. (the “Company”), a corporation incorporated under the laws of Canada, in connection with a prospectus supplement of the Company dated May 28, 2024 (the “Prospectus Supplement”) to an existing base shelf prospectus dated July 15, 2022 (together with the Prospectus Supplement, the “Prospectus”) contained in the Company’s Registration Statement on Form F-3 declared effective on July 15, 2022 (File No. 333-265581) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), covering the qualification for sale and the sale to the public (the “Offering”) of an aggregate of up to 17,442,000 units of the Company (the “Units”), including additional common shares with no par value (“Common Shares”), representing 15% of the Unit Shares (as defined below) sold in the Offering and additional Warrants (as defined below) representing 15% of the Warrants sold in the Offering, solely to cover over-allotments, if any (collectively, together with the Units, the “Offered Securities”).

Each Unit is comprised of: (i) one Common Share (a “Unit Share”); and (ii) one warrant (a “Warrant”), each Warrant entitling the holder thereof to purchase one Common Share (each a “Warrant Share”) at an exercise price of $2.25 per Warrant Share for a period of three years from the date of issuance of such Warrant.

We understand that the Offered Securities, including the underlying Common Shares and Warrants, are to be sold by the Company to the underwriters for resale to the public as described in the Prospectus and pursuant to an underwriting agreement dated May 28, 2024 (the “Underwriting Agreement”), by and among the Company and National Bank Financial Inc. and BMO Capital Markets Corp., as lead underwriters, on their own behalf and on behalf of the underwriters named in the Underwriting Agreement. The Offered Securities, including the underlying Common Shares and Warrants, are being registered by the Company in connection with an underwritten public offering and the Units are being sold at a price of $1.72 per Unit.

May 28, 2024

In connection with this opinion, we have reviewed and relied upon originals, photocopies or copies, certified or otherwise identified to our satisfaction of the Registration Statement and the Prospectus and the following documents (the “Corporate Documents”): (a) the Company’s Articles of Incorporation and by-laws of the Company; (b) records of the Company’s corporate proceedings in connection with the Offering; and (c) a certificate of an officer of the Company with respect to certain factual matters. We also have reviewed such other documents, and have considered such questions of law, as we have deemed relevant and necessary as a basis for our opinion. With respect to the accuracy of factual matters material to this opinion, we have relied upon the Corporate Documents, without independent investigation of the matters provided for therein for the purpose of providing this opinion.

In examining all documents and in providing our opinion, we have assumed: (i) the authenticity of all records, documents, and instruments submitted to us as originals; (ii) the genuineness of all signatures on all agreements, instruments and other documents submitted to us; (iii) the legal capacity and authority of all persons or entities (other than the Company) executing all agreements, instruments or other documents submitted to us; (iv) the authenticity and the conformity to the originals of all records, documents, and instruments submitted to us as copies; (v) that the statements contained in the certificates and comparable documents of public officials, officers and representatives of the Company and other persons on which we have relied for purposes of this opinion are true and correct; (vi) the due authorization, execution and delivery of all agreements, instruments and other documents by all parties thereto (other than the due authorization, execution and delivery of each such agreement, instrument and document by the Company); and (vii) that the Registration Statement has been declared effective pursuant to the Securities Act. With respect to the Underwriting Agreement and the Warrants, which are governed by and construed in accordance with the laws of the State of New York, we have assumed that these agreements comply with and do not violate the laws of the State of New York.

Our opinion is limited to the laws of the Province of British Columbia and the federal laws of Canada applicable therein on the date of this opinion. We have not considered, and have not expressed any opinion with regard to, or as to the effect of, any other law, rule or regulation, state or federal, applicable to the Company. In particular, we express no opinion as to United States federal securities laws.

Based upon and in reliance thereon, and subject to the qualifications and limitations set forth herein, we are of the opinion that:

1.	the Offered Securities have been duly authorized by all necessary corporate action by the Company, and, when issued and sold in accordance with and, in the manner and under the terms described in the Prospectus and the Underwriting Agreement, the Unit Shares will be validly issued, fully paid and non-assessable shares in the capital of the Company; and

2.	the Warrant Shares have been duly authorized and, when issued and paid for upon the exercise of the Warrants as contemplated by the Warrants, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion in connection with the filing of the Prospectus Supplement by the Company and to the reference to this firm under the heading “Legal Matters”. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

May 28, 2024

This opinion is furnished in accordance with the requirements of Form F-3 and Regulation S-K in connection with the Offering and the filing of the related Prospectus, and is not to be used, circulated, quoted or otherwise relied upon for any other purpose. This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. We disclaim any obligation to advise you of facts, circumstances, events or developments that hereafter may be brought to our attention and that may alter, affect or modify the opinion expressed herein after the effective date of the Registration Statement.

Yours truly,

/s/ Sangra Moller LLP

SANGRA MOLLER LLP